[SECURED DATA LETTERHEAD]

                                 April 20, 2005

United States Securities and Exchange Commission
Attn: Mr. Robert Burnett, Staff Accountant
Washington, D.C. 20549
Mail Stop 0308

         RE:      Secured Data, Inc.
                  Item 4.01 8-K filed March 18, 2005 as amended April 7, 2005 File No. 0 - 32253

Dear Mr. Burnett:

         We are writing in response to your comment letter dated April 8, 2005 regarding the above referenced 8-K filing (the "Filing") for Secured Data, Inc. (the "Company"). Our responses to your comments follow each of the comments below.

      1. In our comment letter of March 28, 2005 we asked you to make certain representations in writing and file those representations as an EDGAR correspondence file. We do not see where you have done this. Please revise to do so.

The Company hereby acknowledge that:

            o the Company is responsible for the adequacy and accuracy of the disclosures in the Filing;

            o Securities and Exchange Commission staff ("Staff") comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

            o The Company may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

      2. From information publicly available from the Public Company Accounting Oversight Board (PCAOB), it does not appear that either Jimmy C.H. Cheung & Co. or Kreston International are registered with the PCAOB. Please tell us your plans with respect to engaging an independent accountant who is registered with the PCAOB or advise.

Jimmy C.H. Cheung & Co. is registered with the PCAOB under the letter "J" for Jimmy.

      3. Please revise your filing to state if the dismissal of Epstein Weber & Conover was approved by the Board of Directors. See Item 304(a)(1)(iii) of Regulation S-B and revise accordingly.

The first sentence of the first paragraph of the revised Filing states that the dismissal was approved by the Company's Board of Directors.

      4. In prior comment three we asked you to make a positive statement as to whether or not there were any disagreements. We do not see how you responded to this comment since the disclosure in paragraph three still states that you are not aware of any disagreements. Please either revise the disclosure or tell us why you believe it is appropriate.

The first sentence of the third paragraph of the revised Filing now clearly makes a positive statement that there were no disagreements.

      5. The disclosure in the first sentence of the fifth paragraph is not clear to us. The information required by Item 304(a)(1) of Regulation S-B may not be included as an exhibit, and in fact it does not appear to be. You are correct that the letter required by
            Item 304(a)(3) of Regulation S-B should be included as an exhibit. Please revise or advise.

The fifth paragraph of the revised Filing has been revised to address this comment. The required exhibit is also attached to the revised Filing.

      6. The information in the fourth paragraph should be revised to comply with Item 304(a)(1)(ii) of Regulation S-B. As written, you do not state if any report included an adverse opinion, or disclaimer of opinion, or was modified except as you have disclosed. Also, it is not clear what period you are referring to in the first part of the first sentence of the fourth paragraph. Please revise to clearly cover the period specified in Item 304(a)(1)(ii) of Regulation S-B. If the former auditor did not issue a report for each of the past two years, we suggest that you disclose this fact.

The fourth paragraph of the revised Filing has been revised to address this comment.

         The revised Filing also includes another updated letter from the Company's former accountants indicating that they have read the revised Filing. Any questions regarding the revised Filing or this letter should be directed to the Company's counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

                                                  Sincerely,

                                                  Secured Data, Inc.

                                                  By:
                                                      -------------------------
                                                      Jing An Wang
                                                      Chairman and
                                                      Chief Executive Officer